SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10-SB/A

Amendment No. 1

REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUER

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

FOODVISION.COM, INC.

(Name of small business issuer in its charter)

Delaware	58-246-6626
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2152 NW Parkway, Suite K, Marietta, Georgia	30067
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (770) 937-0960

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, par value $0.001

(Title of class)

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PART I

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

None of the Company's officers, directors, key personnel or principal stockholders is related by blood or marriage.

On December 5, 1997, Investco purchased from Atlanta Roasters, Inc. a promissory note in the original principle amount of $1,100,000, which note was issued by Atlanta Foodquest, LLC and was secured by two restaurants owned by Atlanta Foodquest, LLC. The purchase price for the promissory note was $40,000, all of which was payable by the issuance of a promissory note to Atlanta Roasters, Inc. payable two years after the purchase. At the time of the purchase, Messrs. Smith and Kalra owned all of the common stock of both Atlanta Roasters, Inc. and Investco. On November 24, 1997, just prior to the acquisition of the promissory note from Atlanta Roasters, Inc., Investco had purchased Foodquest, Inc.'s 49.9% interest in Atlanta Foodquest, LLC and a promissory note in the original principal amount of $1,300,000 issued by Atlanta Foodquest, LLC which was also secured by two restaurants owned by Atlanta Foodquest, LLC for $40,000 cash. Therefore, the Company believes that the terms under which Investco purchased the promissory note from Atlanta Roasters, Inc. are comparable to the terms which such note would have been brought in an arms-length transaction.

On December 7, 1997, Investco foreclosed its liens on four restaurants owned by Atlanta Foodquest, LLC. Investco had acquired the notes and liens in two separate transactions on November 24, 1997 and December 5, 1997. (see above). At the time of the foreclosure, Messrs. Smith and Kalra controlled both Investco and Atlanta Foodquest, LLC, the later through their ownership of Atlanta Roasters, Inc.

On April 16, 1998, Investco International Management, Inc ("IMM") purchased from Mr. Kalra the area franchise rights for Grandma Lee's for the Quebec and Ottawa areas by assuming notes of $34,100 and $22,700, respectively. On June 1, 1998, IMM purchased from Mr. Kalra all the outstanding stock of 1067068 Ontario, Ltd. by issuing a note for $22,114 and by assuming $9,032 in liabilities. The note carries an interest rate of 8% per annum and monthly payments of $2,000 (Canadian Dollars) began on November 15, 1999 and continue through April 15, 2001. As of December 31, 1998, the Company was indebted to Mr. Kalra for $42,566.

On April 24, 1998, Messrs. Smith and Kalra, two directors of the Company, personally guaranteed a real estate lease for a restaurant location in Powder Springs, Georgia. The personal guarantee was limited to a term of 12 months and a maximum liability of $15,000. Therefore, at this time the guaranty is no longer valid.

On July 14, 1998, the Company acquired all of the common stock of Investco in consideration for the issuance of 182,100 shares of common stock. Messrs. Smith and Kalra each owned 50% of the outstanding common stock of Investco prior to its acquisition by the Company, and therefore each acquired 91,050 shares of Common Stock of the Company in connection with the transaction. At the time the Company acquired Investco, Messrs. Smith and Kalra did not have any affiliation with the Company, and therefore the Company's purchase of Investco was an arms-length transaction. In connection with the acquisition of Investco, the Company's board of officers and all but one director resigned and Messrs. Smith and Kalra were appointed to fill the vacant positions.

On July 15, 1998, the Company agreed to pay a note owed by Mr. Kalra by issuance of 30,400 shares of common stock valued at $15,200.

On July 28, 1998, Messrs. Smith and Kalra personally guaranteed a promissory note to Charter Bank & Trust Co. in the original amount of $12,500. This note has since been paid in full.

On August 31, 1999, the Company granted stock warrants to a managerial employee of the Company to purchase 200,000 shares of common stock to a managerial employee of the Company with an exercise price of $0.375 per share, which is equal to the closing bid price for the Company's common stock on that date. The employee is the son of Paul R. Smith, the Company's chairman and chief executive officer.

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PART III

ITEMS 1 AND 2. INDEX AND DESCRIPTION OF exhibits.

Exhibit No.	Description
3.1	Bylaws (1)
4.1	Articles of Incorporation of Heavenly Slender Sweets, Inc.(1)
4.2	Certificate of Amendment dated March 2, 1994(1)
4.3	Certificate of Amendment dated June 14, 1994(1)
4.4	Certificate of Amendment dated June 23, 1994(1)
4.5	Certificate of Amendment dated May 12, 1998(1)
4.6	Certificate of Amendment dated June 18, 1999(1)
4.7	Specimen Stock Certificate(1)
11	Statement re: computation of earnings per share(1)(2)
16	Letter from William Butcher, P.C.(1)
22	Subsidiaries of the Registrant.
23.1	Consent letter of HLB Gross Collins, P.C.(1)
23.2	Consent letter of William Butcher, P.C. (1)(3)
27	Financial Data Schedule(1)

(1) Incorporated by reference from the Form 10-SB filed by the Company on December 20, 1999

(2) The information required by this Exhibit can be determined from the Financial Statements included in Part F/S.

(3) The consent of William Butcher, P.C. is included in Exhibit 16 located herein.

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SIGNATURES

In accordance with Section 13 of 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FOODVISION.COM, INC.
Dated: December 30, 1999	/s/ Paul R. Smith By: Paul R. Smith, Chairman, CEO and President

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Dated: December 30, 1999	/s/ Paul R. Smith By: Paul R. Smith, Chairman, CEO and President
Dated: December 30, 1999	/s/ Raj Kalra By: Raj Kalra, Director, Chief Operating Officer
Dated: December 30, 1999	/s/ Charles Sheehan By: Charles Sheehan, Director